Exhibit (a)(1)(G)

FOR IMMEDIATE RELEASE	Press Release

Harmonic Inc. announces preliminary results of its tender offer

Harmonic expects to acquire 12,043,452 shares at $6.25 per share

San Jose, Calif.—May 28, 2013—Harmonic Inc. (NASDAQ:HLIT) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 5:00 p.m., New York City time, on Friday, May 24, 2013.

Based on the preliminary count by the depositary for the tender offer, Harmonic expects to accept for payment an aggregate of 12,043,452 shares of its common stock at a purchase price of $6.25 per share. These shares represent approximately 10.6 percent of the shares issued and outstanding.

Based on the preliminary count by the depositary for the tender offer, an aggregate of 12,043,452 shares were properly tendered and not withdrawn at or below a price of $6.25, including 1,038,126 shares that were tendered through notice of guaranteed delivery.

The number of shares to be purchased and the price per share are preliminary. The determination of the final number of shares to be purchased and the final price per share is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn and the final price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter. Payment for shares will be made in cash, without interest.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated April 26, 2013, in which the Company offered to purchase up to 16,000,000 shares at a price not greater than $6.25 per share and not less than $5.75 per share, filed with the Securities and Exchange Commission on April 26, 2013, as amended on May 8, 2013.

Barclays Capital Inc. is the Company’s dealer manager for the tender offer. The information agent is MacKenzie Partners, Inc., and the depositary is Computershare Trust Company, N.A. Any questions with regard to the tender offer may be directed to the information agent at (800) 322-2885.

About Harmonic Inc.

Harmonic (NASDAQ: HLIT) is the worldwide leader in video delivery infrastructure for emerging television and video services. The company’s production-ready innovation enables content and service providers to efficiently create, prepare, and deliver differentiated services for television and new media video platforms. More information is available at www.harmonicinc.com.

Legal Notice Regarding Forward Looking Statements

This press release contains forward-looking statements, as defined under the federal securities laws. These forward-looking statements include statements regarding Harmonic’s expectation regarding the number of shares to be purchased, the price at which such shares will be purchased and the proration factor. These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the actual number of shares to be purchased, the price at which shares are ultimately purchased, or the final proration factor to differ materially and adversely from the number and amount expressed in the forward-looking statements in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to Harmonic’s expectations as of the date hereof. Harmonic undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts

Carolyn V. Aver	Michael Bishop
Chief Financial Officer	Investor Relations contact for
Harmonic Inc.	Harmonic Inc.
+1.408.542.2500	+1.408.542.2760